ADDENDUM TO CONTRACT
Investment Advisory Contract

Contract dated August 26, 2010, between the Sector Allocation Model Fund Series of Institutional Investor Trust and Institutional Investor Advisers, Inc. (IIA) setting forth the terms under which IIA will serve as Investment Adviser for the Series.

It is agreed that the contract shall be extended from January 1, 2014 through December 31, 2014. All other terms and conditions of the original contract shall remain the same.

AGREED:

Institutional Investor Trust Sector Allocation Model Fund Series	Institutional Investor Advisers, Inc.
/s/ Marcia DeVries	/s/ Roland G. Caldwell, Jr.
By: Marcia DeVries Secretary	Roland G. Caldwell, Jr. President
December 11, 2013	December 11, 2013
Date	Date

Amendment 1

Investment Advisory Contract

Whereas, the total rate of compensation paid by Institutional Investor Trust (the “Trust”) to Institutional Investor Advisors (“IIA”) for investment advisory services has been 0.75% per annum since inception,

Now Therefore, to correct the total advisory fee rate stated in the Investment Advisory Contract dated August 26, 2010, made by and between IIA and the Trust, the Second section is amended as follows:

Second, As compensation for services to be rendered to the Trust by IIA under the provisions of this Agreement, the Trust shall pay to IIA a fee of 0.75% per annum, calculated as a percent of the total Trust’s market closing value each day and based on the net assets, securities and cash held by the Trust as of that time each day, such fee to be accumulated and such accumulated amount to be due and payable to IIA on the first day of each month as payment in full for managing the Trust’s assets for the previous monthly period ending on the 15th day of the month prior to pay date.

In Witness Whereof, the parties hereto have caused their corporate seals to be affixed and duly attested and their presents to be signed by their duly authorized officers this 18th day of February, 2014.

Institutional Investor Advisers, Inc.
Attest:	/s/ Suzanne B. Thacker	By:	/s/ Roland G. Caldwell, Jr.
Roland G. Caldwell, Jr. President

Institutional Investor Trust
Attest:	/s/ Patricia A. McConnell	By:	/s/ Scott Antritt
Scott Antritt Vice President